Form 40-F
period 2025-12-31
Satellos Bioscience Inc.
filed 2026-03-27
CIK 1421642

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2025

Commission File Number: 001-43107

SATELLOS BIOSCIENCE INC.

(Exact name of Registrant as specified in its charter)

Canada	2834	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2800

Toronto, Ontario, M5J 2J1

Telephone: (647) 660-1780

(Address and telephone number of Registrant’s principal executive offices)

Satellos Bioscience US, Inc.

6 Liberty Square 2089

Boston, Massachusetts 02109

(647) 660-1780

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”).

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	MSLE	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: None

For annual reports, indicate by check mark the information filed with this form:

☒	Annual information form	☒	Audited annual financial statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,458,903 Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

Auditor Name: PricewaterhouseCoopers LLP	Auditor Location: Toronto, Canada	Auditor Firm ID: 271

PRINCIPAL DOCUMENTS

The following documents are filed as part of and incorporated by reference to this Annual Report on Form 40-F:

A.  Annual Information Form

For the Registrant’s Annual Information Form (“AIF”) for the year ended December 31, 2025, see Exhibit 99.1 of this Annual Report on Form 40-F.

B.  Audited Annual Financial Statements

For the Registrant’s Audited Consolidated Financial Statements as of and for the years ended December 31, 2025 and 2024, including the Report of Independent Registered Public Accounting Firm with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.

C.  Management’s Discussion and Analysis

For the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2025 (the “MD&A”), see Exhibit 99.3 of this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

A.  Certifications

The required disclosure is included in Exhibits 99.5, 99.6, 99.7 and 99.8 of this Annual Report on Form 40-F.

B.  Disclosure Controls and Procedures

The information provided under the heading “Disclosure Controls and Internal Control Over Financial Reporting” contained in the MD&A, filed as Exhibit 99.3 to this Annual Report on Form 40-F, is incorporated by reference herein.

C.  Management’s Annual Report on Internal Control over Financial Reporting

The information provided under the heading “Disclosure Controls and Internal Control Over Financial Reporting” contained in the MD&A, filed as Exhibit 99.3 to this Annual Report on Form 40-F, is incorporated by reference herein.

D.  Attestation Report of the Registered Public Accounting Firm

The Company is an “emerging growth company” as defined in Rule 12b-2 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and accordingly is not required to provide an attestation report of the registered public accounting firm for the year ended December 31, 2025.

E.  Changes in Internal Control over Financial Reporting

The information provided under the heading “Disclosure Controls and Internal Control Over Financial Reporting” contained in the MD&A, filed as Exhibit 99.3 to this Annual Report on Form 40-F, is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Registrant sent during the year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

IDENTIFICATION OF THE AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors (the “Board”) has a separately designated standing Audit Committee established in accordance with the Exchange Act for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the Registrant’s annual financial statements. As of the date of this Annual Report on Form 40-F, the members of the Audit Committee are Adam Mostafa (Chair), Selwyn Ho MBBS, and Stephanie Brown, MBA.

The Board has determined that each member of the Audit Committee is “independent” (as defined by Rule 10A-3 of the Exchange Act and The Nasdaq Stock Market LLC (“Nasdaq”) Rule 5605(a)(2)) and that Mr. Mostafa is an “audit committee financial expert” (as that term is defined in paragraph 8(b) of General Instruction B to Form 40-F). For a description of Mr. Mostafa’s relevant experience in financial matters, see the biographical descriptions for Mr. Mostafa under “Directors and Officers — Biographical Information and Principal Occupations” in the AIF, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F. Further, the Registrant has determined that all members of the Audit Committee are financially literate, meaning that they must be able to read and understand fundamental financial statements.

The U.S. Securities and Exchange Commission (the “Commission”) has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the Audit Committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.

In addition, the information provided under the heading “Audit Committee Information” contained in the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F, is incorporated by reference herein.

CODE OF ETHICS

The Board has adopted a written code of ethics entitled “Code of Business Conduct and Ethics” (the “Code”) which applies to all employees, consultants, contractors, officers and directors of the Registrant and all its subsidiaries, and among other things, emphasizes the importance of matters relating to observing high standards of business and personal conduct and ethics as they carry out their duties and responsibilities, full, fair, accurate, and timely disclosure in reports that the Registrant files with, or submits to, the Commission and in other public communications, compliance with applicable laws, rules and regulations, the prompt internal reporting of violations of the Code and accountability for adherence to the Code. All individuals representing the Registrant, including the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, are expected to abide by all applicable provisions of the Code and adhere to its principles and values when representing the Registrant to the public or performing services for, or on behalf of, the Registrant. No substantive amendments to the Code were adopted during the year ended December 31, 2025. No “waiver” or “implicit waiver,” as such terms are defined in Note 6 to General Instruction B(9) of Form 40-F, was granted relating to any provision of the Code during the year ended December 31, 2025. The Board will review the effectiveness of the Code at least annually and on an ongoing basis to ensure that the Registrant’s business activities are conducted in accordance with the principles and rules set out therein. A copy of the Code can be obtained from the Registrant’s website at ir.satellos.com/governance/governance-documents/.

Information contained or otherwise accessed through the Registrant’s website or any other website, other than those documents filed as exhibits hereto, does not form part of this Annual Report on Form 40-F, and any reference to the Registrant’s website herein is as an inactive textual reference only.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the heading “Audit Committee Information — External Auditor Service Fees” contained in the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F, is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The information provided under the heading “Audit Committee Information — Pre-Approval Policies and Procedures” contained in the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F, is incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off-Balance Sheet Arrangements” contained in the MD&A, filed as Exhibit 99.3 to this Annual Report on Form 40-F, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The information provided under the heading “Long-Term Obligations and Other Contractual Commitments” contained in the MD&A, filed as Exhibit 99.3 to this Annual Report on Form 40-F, is incorporated by reference herein.

DIFFERENCES IN NASDAQ AND CANADIAN CORPORATE GOVERNANCE REQUIREMENTS

The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its Common Shares are listed on Nasdaq. Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the Nasdaq Listing Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the Nasdaq Listing Rules must disclose each Nasdaq corporate governance requirement that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of the Nasdaq corporate governance requirement(s), either on its website or in its annual filings with the Commission. A description of the significant ways in which the Registrant’s corporate governance practices differ from those followed by domestic companies pursuant to the applicable Nasdaq Listing Rules is disclosed on the Registrant’s website at ir.satellos.com under “Investors/Governance/Governance Documents/Nasdaq Statement of Governance Differences.”

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended. Please see “CAUTION REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS” in the AIF, filed as Exhibit 99.1 to this Annual Report on Form 40-F for a discussion of risks, assumptions, uncertainties and other factors that could cause actual results to vary from those forward-looking statements.

UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed a Form F-X, dated February 5, 2026, in connection with its Common Shares, the class of securities in relation to which the obligation to file this Annual Report on Form 40-F arises.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

Exhibit Index

Exhibit No.	Document
97.1	The Registrant’s Clawback Policy.
99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2025.
99.2	Audited Consolidated Financial Statements of the Registrant as of and for the years ended December 31, 2025 and 2024.
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2025.
99.4	Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP
99.5	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of Chief Executive Officer (Principal Executive Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Certification of Chief Financial Officer (Principal Financial Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Schema Linkbase Document.
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 27, 2026

Satellos Bioscience Inc.

By:	/s/ Elizabeth Williams, CPA, CA
Name:	Elizabeth Williams, CPA, CA
Title:	Chief Financial Officer